AdvanSix Inc.
300 Kimball Drive, Suite 101
Parsippany, New Jersey 07054

July 23, 2018

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ameen Hamady

Re:    AdvanSix Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed on February 27, 2018
Form 10-Q for the period ended March 31, 2018
Filed on May 4, 2018
File No. 1-37774

Dear Mr. Hamady:

On behalf of AdvanSix Inc. (the “Company”), this letter responds to the comments of the Staff of the Division of Corporation Finance, Office of Manufacturing and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 11, 2018 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 27, 2018 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 4, 2018 (the “Form 10-Q”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-Q for the period ended March 31, 2018

3. Revenues, page 8

1.
Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions. In that regard, we note that in your Form 10-K for the period ended December 31, 2017 you state that you sell product to your largest customer, representing 22% of total sales for the year, under a long-term contract. You further state that for your other customers you typically sell to them under contracts with one to two-year terms.

Company Response:

Your comment is noted, and in future filings, the Company will enhance its Revenue Recognition disclosures to clarify the consideration of ASC 606-10-50 as follows (language in bold and underlined text are additions to previous disclosure):

Revenue Recognition

The Company recognizes revenue upon the transfer of control of goods or services to customers at amounts that reflect the consideration expected to be received. AdvanSix primarily recognizes revenues when title and control of the product transfers from the Company to the customer. Outbound shipping costs incurred by the Company are not included in revenues but are reflected as freight expense in Costs of goods sold in the Consolidated Statements of Operations.

Sales of our products to customers are made under a purchase order, and in certain cases in accordance with the terms of a master services agreement. These agreements typically contain formula-based pass-through pricing tied to key feedstock materials and volume ranges, but often do not specify the goods, including the quantities thereof, to be transferred. Certain master services agreements (including with respect to our largest customer) may contain minimum purchase volumes which can be satisfied by the customer on a periodic basis by choosing from various products offered by the Company. In these cases, a performance obligation is created when a customer submits a purchase order for a specific product at a specified price, typically providing for delivery within the next 60 days. The Company considers the performance obligation with respect to such purchase order satisfied at the point in time when control of the product is transferred to the customer, which is indicated by shipment of the product and transfer of title and risk of loss to the customer. Variable consideration is estimated for future volume rebates and early pay discounts on certain products and product returns.  The Company records variable consideration as an adjustment to the sale transaction price.  Since variable consideration is generally settled within one year, the time value of money is not significant.

The Company applies the practical expedient in Topic 606 and does not include disclosures regarding remaining performance obligations that have original expected durations of one year or less, or amounts for variable consideration allocated to wholly-unsatisfied performance obligations or wholly-unsatisfied distinct goods that form part of a single performance obligation, if any.

2.
We note that you utilized the practical expedient to avoid capitalizing incremental costs of obtaining the contract. Given your disclosure that you sell product to your largest customer under a long-term contract and other customers under contracts that could be one to two years in duration, please further tell us how you considered the guidance under ASC 340-40-25-4.

Company Response:

Given the incremental costs of obtaining sales contracts are minimal and considered immaterial to the Company’s consolidated financial position and results of operations, the Company will revise its disclosure in future filings to remove the reference that it is utilizing any practical expedient to avoid capitalizing incremental costs.

* * * * *
Please contact the undersigned or Christopher Gramm, Vice President and Controller, at (973) 526-1800, should you require further information or have any questions.

Very truly yours,

/s/ Michael Preston
Michael Preston
Senior Vice President and
Chief Financial Officer

cc:    Christopher Gramm, Vice President and Controller
John M. Quitmeyer, Senior Vice President, General Counsel and Corporate Secretary
Achilles B. Kintiroglou, Deputy General Counsel and Assistant Corporate Secretary